

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 15, 2017

<u>**Via E-Mail**</u>

Chip Patterson, Esq.
MacKenzie Capital Management, LP
1640 School Street
Moraga, CA 94556

> **Re:** **Highlands REIT, Inc.**
> **Schedule TO-T filed May 1, 2017 by SCM Special Fund 3, LP and**
> **MacKenzie Capital Management, LP**
> **SEC File No. 005-89603**

Dear Mr. Patterson:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

1. We note that the Offer Price will be reduced by a $100 administrative fee. We do not believe that this term complies with the best price provisions in Rule 14d-10(a)(2). Please revise your offer and related documents.

Certain Information Concerning the Purchasers

2. Clarify here or in Schedule I that MacKenzie Capital Management is also a Purchaser.

We remind you that the bidders are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions